UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 7, 2024, IHS Holding Limited issued a press release announcing the renewal and extension of certain contracts between IHS in Nigeria and MTN Nigeria, a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K, and posted a related presentation on its website, which is available at https://www.ihstowers.com/investors/investor-presentations-events. In connection with this announcement, the Company is issuing updated financial guidance for fiscal year 2024. Please refer to the presentation for more information regarding the guidance.

Exhibit No.	Description

99.1	Press Release of IHS Holding Limited, dated August 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IHS Holding Limited

Date: August 7, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief Financial Officer